1875 K Street N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

May 6, 2016

VIA EDGAR

Mr. James E. O’Connor

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment Nos. 1,518-1,526

Dear Mr. O’Connor:

This letter responds to your comments with respect to the following post-effective amendment (“PEA”) numbers to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on behalf of each series of the Trust (each, a “Fund”) listed below:

Series Name	PEA Number
iShares Edge MSCI Multifactor Consumer Discretionary ETF, formerly iShares FactorPlus MSCI Consumer Discretionary ETF	1,518
iShares Edge MSCI Multifactor MSCI Consumer Staples ETF, formerly iShares FactorPlus MSCI Consumer Staples ETF	1,519
iShares Edge MSCI Multifactor Energy ETF, formerly iShares FactorPlus MSCI Energy ETF	1,520
iShares Edge MSCI Multifactor Financials ETF, formerly iShares FactorPlus MSCI Financials ETF	1,521
iShares Edge MSCI Multifactor Healthcare ETF, formerly iShares FactorPlus MSCI Healthcare ETF	1,522
iShares Edge MSCI Multifactor Industrials ETF, formerly iShares FactorPlus MSCI Industrials ETF	1,523
iShares Edge MSCI Multifactor Materials ETF, formerly iShares FactorPlus MSCI Materials ETF	1,524
iShares Edge MSCI Multifactor Technology ETF, formerly iShares FactorPlus MSCI Technology ETF	1,525
iShares Edge MSCI Multifactor Utilities ETF, formerly iShares FactorPlus MSCI Utilities ETF	1,526

The comments were discussed with you in a telephone conversation on December 21, 2015. For your convenience, your comments are summarized below and each comment is followed by the Trust’s response, which is applicable to each Fund. Capitalized terms have the meanings assigned in each Fund’s prospectus unless otherwise defined in this letter.

Comment 1: If the Fund’s investment in equity securities consists of common stocks, as opposed to preferred stock or other types of equity securities, please consider using the term “common stock” as opposed to “equity securities,” as it is more investor friendly disclosure (e.g., “Risk of Investing in Common Stocks”).

Response: The Trust respectfully notes that each Fund may invest certain equity securities other than common stocks, which is the reason the Trust uses the title “Risk of Investing in Equity Securities.” However, the Trust has added disclosure to each Fund’s prospectus noting that holders of common stocks incur more risks than holders of preferred stocks or debt obligations as common stockholders generally have rights to receive payments from stock issuers that are inferior to the rights of other interest holders.

Comment 2: Under “Performance Information,” please consider noting that updated performance will be available and provide a website address and/or toll-free (or collect) telephone number where the updated information may be obtained per Item 4(b)(2)(i) of Form N-1A.

Response: The Trust respectfully declines to add the suggested disclosure to each Fund’s prospectus at this time as each Fund has not been in operation for a full calendar year. However, once each Fund has been in operation for a full calendar year and performance information is provided, the Trust will add, consistent with other iShares funds, the following sentence: “Updated performance information is available at www.iShares.com or by calling 1-800-iShares (1-800-474-2737) (toll free).”

Comment 3: In the sentence under “Tax Information,” please consider adding a clause to the effect that there may be taxation of distributions should an investor withdraw from a tax deferred arrangement. For example, consider including the following at the end of the sentence: “in which case, your distributions generally will be taxed when withdrawn.”

Response: As suggested, the Trust has added the requested language provided as an example.

Comment 4: Given that lending portfolio securities is listed as a principal risk of the Fund, please include the following risk, which is already included as disclosure in the Taxes on Distributions section, in the summary risk disclosure: “If your Fund shares are loaned out pursuant to a securities lending arrangement, you may lose the ability to treat Fund dividends paid while the shares are held by the borrower as qualified dividend income.”

Response: The Trust believes that this language is appropriately placed in the “Taxes on Distributions” section and notes that the circumstances that this disclosure addresses do not arise frequently and the Trust does not believe this to constitute a principal risk of the Fund. The Trust therefore respectfully declines to add the language to the summary risks section.

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The Trust has authorized us to represent on its behalf that, with respect to filings made by the Trust with the U.S. Securities and Exchange Commission (the “SEC”) and reviewed by the Staff, it acknowledges that:

(a)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Deepa Damre, Esq.

Josh Banerje, Esq.

Katherine Drury

Michael Gung

Seong Kim